UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On September 9, 2020, CEMEX, S.A.B. de C.V. (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that it informed the Irish Stock Exchange that on September 8, 2020, CEMEX Finance LLC issued notices of a (i) partial redemption with respect to CEMEX Finance LLC’s 4.625% Senior Secured Notes due 2024 (the “4.625% Notes”) and (ii) full redemption with respect to CEMEX Finance LLCs 6.000% Senior Secured Notes due 2024 (the “6.000% Notes”).

The aggregate principal amount of the 4.625% Notes to be partially redeemed is €215,000,000.00 of the €400,000,000.00 aggregate principal amount of 4.625% Notes currently outstanding as of the date of this report (the “4.625% Notes Partial Redemption”). The 4.625% Notes Partial Redemption should be made on October 9, 2020. After giving effect to the 4.625% Notes Partial Redemption, the aggregate principal amount of 4.625% Notes to remain outstanding should be €185,000,000.00.

The aggregate principal amount of the 6.000% Notes to be fully redeemed is U.S.$640,075,000.00 of the U.S.$640,075,000.00 aggregate principal amount of 6.000% Notes currently outstanding as of the date of this report. The 6.000% Notes should be redeemed in full on October 9, 2020.

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential.” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations contained in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: September 9, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller